Exhibit 99.1

Unaudited Interim Report

for the three-month period ended 31 March 2024

The following is a review of our financial condition and results of operations as of 31 March 2024 and for the three-month periods ended 31 March 2024 and 2023, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2024, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2023 filed with the SEC on 11 March 2024 (“2023 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2023 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2024 and for the three-month period ended 31 March 2024 and 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2024 and for the three-month period ended 31 March 2024 and 2023. The reported numbers as of 31 March 2024 and for the three-month period ended 31 March 2024 and 2023 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2024 and 2023 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 employees based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was USD 59.4 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2023 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2023 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2023 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2024 Compared to Three-Month Period Ended 31 March 2023

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2024 and 2023.

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	139,536	140,548	(0.7)
Revenue	14,547	14,213	2.4
Cost of sales	(6,653)	(6,517)	(2.1)
Gross profit	7,894	7,696	2.6
Selling, General and Administrative expenses	(4,435)	(4,344)	(2.1)
Other operating income/(expenses)	183	152	20.4
Exceptional items	(29)	(46)	38.1
Profit of the period	1,485	2,048	(27.5)
Profit from operations	3,613	3,457	4.5
Normalized EBITDA(2)	4,987	4,759	4.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(thousand hectoliters)		(%)(1)
North America	21,353	23,853	(10.5)
Middle Americas	35,690	34,271	4.1
South America	40,347	40,286	0.2
EMEA	21,030	19,958	5.4
Asia Pacific	21,045	22,114	(4.8)
Global Export and Holding Companies	70	66	5.7

Total	139,536	140,548	(0.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2024 decreased by 1.0 million hectoliters, or 0.7%, to 139.5 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2023, as growth in our Middle Americas and EMEA regions in the first quarter of 2024 was offset by performance in Asia Pacific and North America.

The results for the three-month period ended 31 March 2024 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 (collectively, the “2023 and 2024 acquisitions and disposals”). The 2023 and 2024 acquisitions and disposals include acquisitions and disposals which were individually not significant and had no significant impact on our volumes for the three-month period ended 31 March 2024 compared to the three-month period ended 31 March 2023. Excluding volume changes attributable to the 2023 and 2024 acquisitions and disposals, our own beer volumes decreased 1.3% in the three-month period ended 31 March 2024 compared to the three-month period ended 31 March 2023. On the same basis, in the three-month period ended 31 March 2024, our non-beer volumes increased 3.5% compared to the same period in 2023.

North America

In the three-month period ended 31 March 2024, our volumes in North America decreased by 2.5 million hectoliters, or 10.5%, compared to the three-month period ended 31 March 2023. Excluding volume changes attributable to the disposal of a portfolio of eight beer and beverage brands and associated assets to Tilray Brands, Inc. in the year ended 31 December 2023, our total volumes decreased by 9.9% in the three-month period ended 31 March 2024, compared to the same period last year.

In the United States, our sales-to-retailers (“STRs”) declined by 13.7%, primarily due to the volume decline of Bud Light. Sales-to-wholesalers (“STWs”) declined by 10.1% as shipments in the first quarter of 2024 caught up with the stronger depletions in December 2023. The beer industry remained resilient, with dollar sales continuing to grow compared to the same period last year, according to Circana. Our beer market share continued to improve sequentially. While mainstream beer volumes declined, our above core beer megabrands volume continued to grow. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered strong double-digit volume growth, outperforming the industry according to Circana.

In Canada, our overall volumes declined by high-single digits, impacted by a soft industry and cycling a strong performance in the first quarter of 2023.

Middle Americas

In the three-month period ended 31 March 2024, our volumes in Middle Americas increased by 1.4 million hectoliters, or 4.1%, compared to the three-month period ended 31 March 2023.

In Mexico, volumes grew by mid-single digits, in-line with the industry, which was supported by the phasing impact of an earlier Easter. Our core brands delivered mid-single digit volume growth and our above core portfolio continued to grow, led by the strong performance of Modelo and Pacifico. We continued to progress our digital initiatives, with our digital direct-to-consumer (“DTC”) platform, TaDa, reaching 100,000 monthly active users and fulfilling more than 350,000 orders in March 2024.

In Colombia, volumes grew by mid-single digits, with our portfolio continuing to gain share of total alcohol according to Nielsen. Driven by the consistent execution of our expansion levers, the beer category continued to grow, with both the category and our first quarter volumes reaching a new record high. Our premium and super premium brands grew volumes by more than 20%, led by Corona.

In Peru, volumes grew by low-single digits, gaining share of total alcohol, driven by the performance of our leading core brand Pilsen Callao.

In Ecuador, our volumes increased by double-digits, continuing to gain share of total alcohol. Our core beer brands led our growth, delivering a mid-teens volume increase.

South America

In the three-month period ended 31 March 2024, our volumes in South America increased by 0.1 million hectoliters, or 0.2%, compared to the three-month period ended 31 March 2023, with our beer volumes decreasing 0.6% and soft drinks volumes increasing 2.1%.

In Brazil, our total volumes grew by 4.4% with beer volumes increasing by 3.6%, outperforming the industry according to our estimates. Non-beer volumes increased by 6.5%. Our premium and super premium brands continued to outperform, delivering low-teens volume growth led by Corona and Spaten, and driving record high total volumes in the first quarter of 2024. Our core beer portfolio remained healthy, increasing volumes by low-single digits. Our digital DTC platform, Zé Delivery, generated over 16 million orders, an 11% increase versus the first quarter of 2023, with gross merchandise value (“GMV”) growing by 12%.

In Argentina, total volumes declined by high-teens as overall consumer demand was impacted by inflationary pressures.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the three-month period ended 31 March 2024 increased by 1.1 million hectoliters, or 5.4%, with our own beer volumes increasing by 4.8%, compared to the three-month period ended 31 March 2023.

On the same basis, in Europe, our volumes grew by mid-single digits, outperforming the industry in more than 80% of our key markets according to our estimates, and supported by the phasing impact of an earlier Easter. We continued to premiumize our portfolio in Europe.

In South Africa, volumes grew by mid-single digits. continuing to outperform the industry in both beer and beyond beer according to our estimates. The momentum of our business continued, again delivering record high volumes for the first quarter and with our portfolio gaining share of both beer and total alcohol, according to our estimates. Our performance was led by our super premium portfolio, which grew volumes by double-digits driven by Corona and Stella Artois, and the continued strength of our core brands.

In Nigeria, our beer volumes grew by high-teens, supported by a favorable comparable from the industry impact of temporary currency shortages in the first quarter of 2023.

Asia Pacific

For the three-month period ended 31 March 2024, our volumes decreased by 1.1 million hectoliters, or 4.8%, compared to the three-month period ended 31 March 2023.

In China, total volumes declined by 6.2%, in-line with the industry according to our estimates, which was impacted by cycling channel reopening in the first quarter of 2023 and adverse weather in March 2024. We continued to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation. Our premium brands continued to grow volumes, led by Budweiser, and the share of our total volume generated by our premium and super premium portfolio increased by 250bps.

In South Korea, volumes declined by mid-single digits, outperforming a soft industry, according to our estimates, which cycled a strong performance in the first quarter of 2023. Our performance was driven by Cass, which gained market share in both the on-premise and in-home channels.

Global Export and Holding Companies

For the three-month period ended 31 March 2024, Global Export and Holding Companies volumes increased by 5.7% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2024 as compared to our revenue for the three-month period ended 31 March 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
North America	3,593	3,973	(9.6)
Middle Americas	4,051	3,489	16.1
South America	3,233	3,107	4.0
EMEA	1,927	1,823	5.7
Asia Pacific	1,634	1,705	(4.2)
Global Export and Holding Companies	109	117	(6.6)

Total	14,547	14,213	2.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 14,547 million for the three-month period ended 31 March 2024. This represented an increase of USD 334 million, or 2.4%, compared to our consolidated revenue for the three-month period ended 31 March 2023 of USD 14,213 million.

The results for the three-month period ended 31 March 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)1), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a positive impact of USD 1,310 million on our consolidated revenue for the three-month period ended 31 March 2024 compared to the three-month period ended 31 March 2023.

•

Our consolidated revenue for the three-month period ended 31 March 2024 also reflects a negative currency translation impact of USD 1,348 million mainly arising from currency translation effects in South America, Middle America and EMEA.

[1]	Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our revenue increased 2.6% and by 3.3% on a per hectoliter basis in the three-month period ended 31 March 2024 compared to the same period in 2023. Despite the decrease in volumes discussed above, the increase in our consolidated revenue was driven by the increase in our revenue on a per hectoliter basis, as a result of revenue management initiatives and ongoing premiumization. Through our focus on brand, pack and liquid innovations, the percentage of consumers purchasing our portfolio of brands increased in approximately 40% of our markets, according to our estimates. Participation increases were led by female consumers across key markets in Latin America and Europe.

The growth in our revenue per hectoliter in the three-month period ended 31 March 2024 was most significant in, EMEA, South America and Asia Pacific.

•	In EMEA, the growth in the revenue per hectoliter was mainly driven by pricing actions and continued premiumization in Europe and South Africa.

•	In South America, the growth in the revenue per hectoliter was mainly driven by revenue management initiatives in Brazil.

•	In Asia Pacific, the growth in the revenue per hectoliter was driven by continued premiumization.

Approximately 70% of our revenues in the first quarter of 2024 were captured through B2B digital channels. As of 31 March 2024, BEES is live in 26 markets and in the first quarter of 2024, BEES had 3.6 million monthly active users and captured approximately USD 11.3 billion in GMV, growth of 16% and 23% versus the first quarter of 2023 respectively. BEES Marketplace is live in 19 markets, generated 7.3 million orders and captured USD 465 million in GMV from sales of third-party products in the first quarter of 2024, growth of 35% and 47% versus the same period last year respectively.

Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately USD 350 million in the first quarter of 2024. Our three leading digital brands, Zé Delivery, TaDa and PerfectDraft, are available in 21 markets, generated 18.1 million ecommerce orders and delivered approximately USD 130 million in revenue in the first quarter of 2024, representing low-teens growth versus the same period last year.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2024 as compared to the three-month period ended 31 March 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
North America	(1,544)	(1,675)	7.8
Middle Americas	(1,586)	(1,355)	(17.0)
South America	(1,586)	(1,526)	(3.9)
EMEA	(1,036)	(1,004)	(3.2)
Asia Pacific	(763)	(823)	7.3
Global Export and Holding Companies	(138)	(134)	(2.5)

Total	(6,653)	(6,517)	(2.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 6,653 million for the three-month period ended 31 March 2024. This represented an increase of USD 136 million, or 2.1% compared to our consolidated cost of sales for the three-month period ended 31 March 2023. The results for the three-month period ended 31 March 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a negative impact of USD 624 million on our consolidated cost of sales for the three-month period ended 31 March 2024 compared to the three-month period ended 31 March 2023.

•

Our consolidated cost of sales for the three-month period ended 31 March 2024 also reflects a positive currency translation impact of USD 655 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our cost of sales increased by USD 166 million or 2.5%. Our consolidated cost of sales for the three-month period ended 31 March 2024 was partially impacted by decrease in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 3.2%. The increase in cost of sales per hectoliter was most significant in EMEA, Middle America and North America.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2024 as compared to the three-month period ended 31 March 2023. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2024 were USD 4,252 million, representing an increase of USD 60 million, compared to our operating expenses for the same period in 2023.

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(4,435)	(4,344)	(2.1)
Other Operating Income/(Expenses)	183	152	20.4

Total Operating Expenses	(4,252)	(4,192)	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2024 as compared to the three-month period ended 31 March 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
North America	(1,085)	(1,138)	4.7
Middle Americas	(965)	(878)	(9.9)
South America	(941)	(878)	(7.2)
EMEA	(614)	(645)	4.9
Asia Pacific	(445)	(449)	1.0
Global Export and Holding Companies	(385)	(356)	(8.1)

Total	(4,435)	(4,344)	(2.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 4,435 million for the three-month period ended 31 March 2024. This represented an increase of USD 91 million, or 2.1%, as compared to the three-month period ended 31 March 2023. The results for the three-month period ended 31 March 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a negative impact of USD 389 million on our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2024 compared to the three-month period ended 31 March 2023.

•

Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2024 also reflects a positive currency translation impact of USD 361 million mainly arising from currency translation effects in South America, Middle America, and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our consolidated selling, general and administrative expenses increased by 1.4%, with disciplined overhead management enabling increased sales and marketing investments in our brands.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2024 as compared to the three-month period ended 31 March 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
North America	(12)	8	—
Middle Americas	12	(2)	—
South America	116	90	29.2
EMEA	44	35	25.4
Asia Pacific	26	32	(20.3)
Global Export and Holding Companies	(3)	(12)	71.8

Total	183	152	20.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the three-month period ended 31 March 2024 was USD 183 million. This represented an increase of USD 31 million, as compared to the three-month period ended 31 March 2023. The results for the three-month period ended 31 March 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals did not have a significant impact on our net consolidated other operating income and expenses for the three-month period ended 31 March 2024 compared to the three-month period ended 31 March 2023.

•	Our net consolidated other operating income and expenses for the three-month period ended 31 March 2024 had no significant currency translation impact.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our net consolidated other operating income and expenses increased by 18.3%, mainly driven by higher government grants and the impact of disposal of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the three-month period ended 31 March 2024, exceptional items included in profit from operations consisted of restructuring charges and business and asset disposal (including impairment losses). Exceptional items were as follows for three-month period ended 31 March 2024 and 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023
	(USD million)
Restructuring	(31)	(27)
Business and asset disposal (including impairment losses)	2	(19)

Total	(29)	(46)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 31 million for the three-month period ended 31 March 2024 as compared to a net cost of USD 27 million for the three-month period ended 31 March 2023. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These alignments aim to eliminate overlapping organizations or duplicated and manual processes, taking into account the right match of employee profiles with the new organizational requirements.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2024 as compared to the three-month period ended 31 March 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
North America	946	1,146	(17.4)
Middle Americas	1,509	1,252	20.5
South America	820	788	4.1
EMEA	317	190	67.1
Asia Pacific	439	462	(4.9)
Global Export and Holding Companies	(419)	(381)	(10.1)

Total	3,613	3,457	4.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 3,613 million for the three-month period ended 31 March 2024. This represented an increase of USD 156 million, as compared to our profit from operations for the three-month period ended 31 March 2023. The results for the three-month period ended 31 March 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals positively impacted our consolidated profit from operations by USD 295 million for the three-month period ended 31 March 2024 compared to the three-month period ended 31 March 2023.

•	Our consolidated profit from operations for the three-month period ended 31 March 2024 also reflects a negative currency translation impact of USD 346 million.

•

Our profit from operations for the three-month period ended 31 March 2024 was negatively impacted by USD 29 million of certain exceptional items, as compared to a negative impact of USD 46 million for the three-month period ended 31 March 2023. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the three-month period ended 31 March 2024 and 2023.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our profit from operations increased by 6.1%. This increase was most significant in Middle Americas, South America and EMEA, mainly due to revenue growth that was partially offset by higher selling, general and administrative expenses due primarily to increased sales and marketing investments.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the three-month period ended 31 March 2024 and 31 March 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
Net interest expense	(714)	(806)	11.4
Net interest on net defined benefit liabilities	(22)	(21)	(4.2)
Accretion expense	(191)	(183)	(4.2)
Net interest income on Brazilian tax credits	36	31	16.1
Other financial results	(296)	(257)	(14.9)

Net finance cost before exceptional finance results	(1,187)	(1,237)	4.0
Mark-to-market	(243)	375	—
Gain/(loss) on bond redemption and other	(66)	—	—

Exceptional net finance income/(cost)	(309)	375	—

Net finance income/(cost)	(1,496)	(862)	(73.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2024 was USD 1,496 million, as compared to a net finance cost of USD 862 million for the three-month period ended 31 March 2023, representing a cost increase of USD 634 million.

The net finance costs before exceptional financial results decreased from USD 1,237 million for the three-month period ended 31 March 2023 to USD 1,187 million for the three-month period ended 31 March 2024.

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 243 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 375 million for the three-month period ended 31 March 2023.

Other exceptional net finance cost for the three-month period ended 31 March 2024 includes a loss of USD 66 million resulting from the impairment of financial investments.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023
Share price at the start of the three-month period (in euro)	58.42	56.27
Share price at the end of the three-month period (in euro)	56.46	61.33
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Results of Associates

Our share of results of associates for the three-month period ended 31 March 2024 was USD 57 million as compared to USD 50 million for the three-month period ended 31 March 2023.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the three-month period ended 31 March 2024 includes USD 104 million income from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2024 was USD 794 million, with an effective tax rate of 37.5%, as compared to an income tax expense of USD 597 million and an effective tax rate of 23.0% for the three-month period ended 31 March 2023. The effective tax rate for the three-month period ended 31 March 2024 was negatively impacted by the non-deductible losses from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the effective tax rate of 2023 was positively impacted by non-taxable gains from these derivatives.

The effective tax rate for the three-month period ended 31 March 2024 includes a USD 240 million exceptional tax cost (South African rand 4.5 billion) relating to the resolution of the South African tax matters disclosed in our 2023 Annual Report. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—The South African Breweries (Pty.) Ltd.” of our 2023 Annual Report for additional information.

Profit of the Period

Profit of the period for the three-month period ended 31 March 2024 was USD 1,485 million compared to USD 2,048 million for the same period in 2023. The decrease in profit of the period for the three-month period ended 31 March 2024 was primarily due to the increase in the exceptional items included in net finance cost and exceptional taxes (as described below under “ —Profit Attributable to Our Equity Holders”).

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023
	(USD million)
Profit attributable to non-controlling interests	393	409
Profit attributable to equity holders of AB InBev	1,091	1,639

Profit of the period	1,485	2,048

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 393 million for the three-month period ended 31 March 2024, a decrease of USD 16 million from USD 409 million for the three-month period ended 31 March 2023.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2024 was USD 1,091 million compared to USD 1,639 million for the same period in 2023. Basic earnings per share of USD 0.54 for the three-month period ended 31 March 2024 is based on 2,007 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the three-month period ended 31 March 2024 was USD 1,509 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “ —Exceptional Items, “ —Net Finance Income/(Cost)” and “ —Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the three-month period ended 31 March 2024 was USD 0.75. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “ —Exceptional Items, “ —Net Finance Income/(Cost)” and “ —Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

The decrease in profit attributable to our equity holders for the three-month period ended 31 March 2024 was primarily due to the increase in the exceptional items included in net finance cost and exceptional taxes in the three-month period ended 31 March 2024 compared to the same period in 2023.

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023
	(USD million)
Profit attributable to equity holders of AB InBev	1,091	1,639
Exceptional items, before taxes	29	46
Exceptional net finance cost, before taxes	309	(375)
Exceptional share of results of associates	(104)	—
Exceptional taxes	131	(11)
Exceptional non-controlling interest	(2)	(2)
Hyperinflation impacts	55	13

Underlying profit, attributable to equity holders of AB InBev(1)	1,509	1,310

Note:

(1)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Profit Attributable to Our Equity Holders” of our 2023 Annual Report for additional information on our definition and use of Underlying profit attributable to equity holders of AB InBev.

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023
	(USD per share)
Basic earnings per share	0.54	0.81
Exceptional items, before taxes	0.01	0.02
Exceptional net finance cost, before taxes	0.15	(0.19)
Exceptional share of results of associates	(0.05)	—
Exceptional taxes	0.07	(0.01)
Hyperinflation accounting impacts in EPS	0.03	0.01

Underlying EPS (1)	0.75	0.65

Note:

(1)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Profit Attributable to Our Equity Holders” of our 2023 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 2,007 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2024 (31 March 2023: 2,015 million shares).

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the three-month period ended 31 March 2024 as compared to the three-month period ended 31 March 2023:

	Three-month period ended 31 March 2024	Three-month period ended 31 March 2023	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	1,091	1,639	(33.4)
Profit attributable to non-controlling interests	393	409	(3.9)

Profit of the period	1,485	2,048	(27.5)
Net finance cost	1,496	862	(73.7)
Income tax expense	794	597	(32.9)
Share of result of associates	(57)	(50)	13.9

Profit from operations	3,613	3,457	4.5
Exceptional items	29	46	38.1
Profit from operations, before exceptional items(2)	3,642	3,503	4.0

Depreciation, amortization and impairment	1,344	1,255	(7.1)

Normalized EBITDA(3)	4,987	4,759	4.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Profit from operations, before exceptional items is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Normalized EBITDA” of our 2023 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Normalized EBITDA” of our 2023 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 4,987 million for the three-month period ended 31 March 2024. This represented an increase of USD 228 million, or 4.8%, as compared to our Normalized EBITDA for the three-month period ended 31 March 2023. The results for the three-month period ended 31 March 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects. Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals and currency translation, our Normalized EBITDA increased by 5.4%.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentinean subsidiaries.

The results for the three-month period ended 31 March 2024 were translated at the March 2024 closing rate of 857.26 Argentinean pesos per US dollar. The results for the three-month period ended 31 March 2023, were translated at the March 2023 closing rate of 208.99 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 31 March 2024 amounted to USD 46 million increase in revenue, USD 7 million negative monetary adjustment reported in the finance line and represented a negative impact of USD 0.03 on basic earnings per share.